SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                              ______________________

                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                (Amendment No. 7)*

                                Inamed Corporation
                                 (Name of Issuer)

                           Common Stock, Par Value $.01
                          (Title of Class of Securities)

                                    453235103
                                  (CUSIP Number)

                                 Arthur Goetchius
           300 Park Avenue, 21st Fl., New York, NY 10022 (212) 755-9395
                   (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                 August 14, 1995
              (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                13D

CUSIP No. 453235103
 ___________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
     					EGS Associates, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
     					WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     					Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
            								-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
            								71,908
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
            								-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
            								71,908
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
					      	71,908
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
						      0.96%
_____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **
								PN
_____________________________________________________________________________
                ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 13D
CUSIP No. 453235103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					     EGS Partners, L.L.C
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
     					AF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     					Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
            								-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
            								115,683
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
            								-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
            								115,683
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								    115,683
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								    1.53%
_____________________________________________________________________________
    	 (14)  TYPE OF REPORTING PERSON **
				    			 IA
_____________________________________________________________________________
                      	** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No. 453235103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
    						Bev Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
    						WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    						Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
            								-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
            								58,112
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
            								-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
            								58,112
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
							    	58,112
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								    0.77%
_____________________________________________________________________________
	     (14)  TYPE OF REPORTING PERSON **
						    		PN
_____________________________________________________________________________
                   	** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                13D
CUSIP No. 453235103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
				      The Pharmaceutical/Medical Technology Fund, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     					Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
            								-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
            								128,797
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
            								-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
            								128,797
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								    128,797
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
    								1.72%
_____________________________________________________________________________
	     (14)  TYPE OF REPORTING PERSON **
						    		PN
_____________________________________________________________________________
                      	** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   13D
CUSIP No. 453235103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					     William Ehrman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
       			PF	AF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     					United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
            								6,400
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
            								384,800
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
            								6,400
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
            								384,800
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								    391,200
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								    5.18%
_____________________________________________________________________________
	     (14)  TYPE OF REPORTING PERSON **
						    		IN
_____________________________________________________________________________
	                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   13D
CUSIP No. 453235103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					     Frederic Greenberg
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				AF	PF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     					United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
            								-0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
            								392,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
            								-0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
            								392,000
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								    392,000
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								    5.19%
_____________________________________________________________________________
	     (14)  TYPE OF REPORTING PERSON **
						    		IN
_____________________________________________________________________________
	                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               13D
CUSIP No. 453235103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					     Frederick Ketcher
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				AF	PF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     					United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
            								9,500
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
            								375,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
            								9,500
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
            								375,000
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
    								384,500
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
				    				5.09%
_____________________________________________________________________________
	 (14)  TYPE OF REPORTING PERSON **
								IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               13D
CUSIP No. 453235103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					     Jonas Gerstl
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
      				AF	PF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     					United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
            								2,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
            								374,500
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
             							2,000
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
            								374,500
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								    376,500
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								    4.98%
_____________________________________________________________________________
	     (14)  TYPE OF REPORTING PERSON **
						    		IN
_____________________________________________________________________________
                        	** SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Schedule 13D, initially filed on April 6, 1992, is hereby amended by this Amendment No. 7 to the Schedule 13D as follows:

ITEM 1.  SECURITY AND ISSUER.

No Change.

ITEM 2.   IDENTITY AND BACKGROUND.

No Change.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No Change.

ITEM 4.   PURPOSE OF THE TRANSACTION.

No Change.

     Item 5 is hereby amended and restated in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)	The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 7,552,739 shares outstanding, which is the total number of shares of Common Stock outstanding as of June 30, 1995, as reflected in the company's quarterly report on Form
10-Q filed with the Securities and Exchange Commission (the "Commission") for
the fiscal quarter ended June 30, 1995 (which is the most recent Form 10-Q on file).

     As of the close of business on August 14, 1995:

     (i)	  EGS Associates owns beneficially 71,908 shares of Common Stock, constituting less than 1% of the shares outstanding.
     (ii)  EGS Partners owns directly no shares of Common Stock.  By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as
amended (the "Act"), EGS Partners may be deemed to own beneficially 92,742 shares (constituting approximately 1.24% of the shares outstanding), purchased for discretionary accounts managed by it, other than EGS Overseas, and 22,941 shares of Common Stock purchased for EGS Overseas (less than 1% of the shares outstanding), which, when aggregated, total 115,683 shares of Common
Stock, constituting approximately 1.53% of the shares outstanding.
     (iii) Bev Partners owns beneficially 58,112 shares of Common Stock, constituting less than 1% of the shares outstanding.
		   (iv)	 Pharm Fund owns 128,797 shares of Common Stock, constituting approximately 1.72% of the shares outstanding.
	   	(v)	  Mr. Ehrman owns directly, and beneficially through ownership by members of his immediate family, 16,700 shares of Common Stock, constituting less than 1% of the shares outstanding.
   		(vi)	 Mr. Greenberg owns beneficially through ownership by members of his immediate family, 17,500 shares of Common Stock, constituting less than
1% of the shares outstanding.
   		(vii)	Mr. Ketcher owns directly, and beneficially through ownership by members of his immediate family, 10,000 shares of Common Stock.
   		(viii)	Mr. Gerstl owns directly 2,000 shares of Common Stock.
   		By reason of the provisions of Rule 13D-3 of the Act, each of the General
Partners may be deemed to own the 71,908 shares beneficially owned by EGS
Associates, the 115,683 shares beneficially owned by EGS Partners, the
58,112 shares beneficially owned by Bev Partners and the 128,797 shares beneficially owned by Pharm Fund.  When the shares beneficially owned by EGS
Associates, EGS Partners, Bev Partners, and Pharm Fund are aggregated, they total 374,500 shares of Common Stock, constituting approximately 4.96% of the shares outstanding.
		   (ix)	 In the aggregate, the Reporting Persons beneficially own a total of 420,700 shares of Common Stock, constituting approximately 5.57% of the shares outstanding.

		   (b)	(i)	Each of EGS Associates, EGS Partners (with respect to shares of
EGS Overseas and other discretionary accounts), Bev Partners and Pharm Fund has the power to vote and to dispose of the shares of Common Stock beneficially owned by it, which power may be exercised by the General
Partners.  Each of EGS Overseas and the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS
Partners has investment authority with respect to securities held in such account.
  			(ii)	Each General Partner has the sole power to vote and dispose of the shares owned directly by him.  Messrs. Ehrman and Greenberg have shared power to vote and dispose of shares owned by members of their immediate family.  Mr. Gerstl has shared power to vote and dispose of shares owned jointly with members of his immediate family.

   		(c)	The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to August 14, 1995 until August 14, 1995 by EGS Associates, EGS
Partners (excluding EGS Overseas), EGS Overseas, Pharm Fund, Bev Partners,
Mr. Greenberg, Mr. Ehrman, Mr. Ketcher and Mr. Gerstl are set forth in
Schedules A, B, C, D, E, F, G, H, and I respectively, and were all effected in the over-the-counter market or on the Pacific Stock Exchange.

   		(d)	No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

ITEM 6.  	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.

No Change.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

No Change.

SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  August 16, 1995


/s/ William Ehrman
William Ehrman, individually and as general partner of each of EGS PARTNERS, L.L.C., EGS ASSOCIATES, L.P., BEV PARTNERS, L.P. and THE PHARMACEUTICAL/ MEDICAL TECHNOLOGY FUND, L.P.

/s/ Frederic Greenberg
Frederic Greenberg, individually and as general partner of each of EGS PARTNERS, L.L.C., EGS ASSOCIATES, L.P., BEV PARTNERS, L.P. and THE PHARMACEUTICAL/
MEDICAL TECHNOLOGY FUND, L.P.

/s/ Frederick Ketcher
Frederick Ketcher, individually and as general partner of each of EGS PARTNERS, L.L.C., EGS ASSOCIATES, L.P., BEV PARTNERS, L.P. and THE PHARMACEUTICAL/MEDICAL TECHNOLOGY FUND, L.P.

/s/ Jonas Gerstl
Jonas Gerstl, individually and as general partner of each of EGS PARTNERS, L.L.C., EGS ASSOCIATES, L.P., BEV PARTNERS, L.P. and THE PHARMACEUTICAL/ MEDICAL TECHNOLOGY FUND, L.P.

                             Schedule A


                        EGS Associates, L.P.

                  Transactions in the Common Stock

                                                    					    Price Per Share
  Date of	                     Number of               	        (including
Transaction	             Shares Purchased/(Sold)       		(Commissions, if any)


8/1/95	                        (7,387)					                       $8.66
8/4/95	                        (9,780)	                           $9.13
8/4/95	                        (9,030)					                       $8.86
8/8/95	                        (30,000)				                       $10.88
8/10/95	                       (2,002)	                           $11.63
8/10/95	                       (3,003)	        				               $11.62

                               Schedule B

                           EGS Partners, L.P.

                     Transactions in the Common Stock

                                                     			 	    Price Per Share
  Date of	                         Number of			                 (including
Transaction	                  Shares Purchased/(Sold)	     Commissions, if any)


8/1/95	                            (23,912)				                    $8.66
8/3/95	                             (6,500)					                   $8.57
8/4/95	                             (5,100)					                   $9.13
8/4/95	                             (4,708)				                    $8.86
8/8/95	                            (40,000)				                   $10.88
8/10/95	                            (2,154)					                  $11.63
8/10/95	                            (3,231)					                  $11.62

                             Schedule C

                        EGS Overseas Fund, Ltd.

                   Transactions in the Common Stock

                                                      				    Price Per Share
  Date of	                     Number of			                      (including
Transaction	              Shares Purchased/(Sold)		        Commissions, if any)


8/1/95	                         (1,793)					                        $8.66
8/3/95	                         (5,000)					                        $8.57
8/4/95	                         (2,370)					                        $9.13
8/4/95	                         (2,188)					                        $8.86
8/8/95	                         (20,000)		                         	$10.88
8/10/95	                         (639)					                         $11.63
8/10/95	                         (958)					                         $11.62

                                Schedule D

              The Pharmaceutical/Medical Technology Fund, L.P.

                     Transactions in the Common Stock

                                                     					    Price Per Share
  Date of	                       Number of			                   (including
Transaction	              Shares Purchased/(Sold)		        Commissions, if any)


8/1/95	                          (4,740)					                     $8.66
8/4/95	                          (6,300)					                     $9.13
8/4/95	                          (5,817)					                     $8.86
8/8/95	                          (45,000)				                     $10.88
8/10/95	                         (3,586)					                     $11.63
8/10/95	                         (5,380)					                     $11.62

                                Schedule E

                            Bev Partners, L.P.

                     Transactions in the Common Stock

                                                     					    Price Per Share
  Date of	                     Number of			                    (including
Transaction	              Shares Purchased/(Sold)		       Commissions, if any)


8/1/95	                       (4,868)					                        $8.66
8/4/95	                       (6,450)					                        $9.13
8/4/95	                       (5,957)					                        $8.86
8/8/95	                      (40,000)				                        $10.88
8/10/95	                      (1,619)				                       	$11.63
8/10/95	                      (2,428)					                       $11.62

                               Schedule F


                          Frederic Greenberg

                     Transactions in the Common Stock

					                                                         Price Per Share
  Date of	                      Number of			                     (excluding
Transaction	              Shares Purchased/(Sold)		       Commissions, if any)


8/8/95	                         (6,500)					                        $9.88
8/8/95	                        (10,000)				                         $9.31
8/9/95	                         (2,000)*				                       $11.75



_________________________________

*	Shares held in an account for the benefit of Mr. Greenberg's spouse.

                                Schedule G


                              William Ehrman

                     Transactions in the Common Stock

                                                     					    Price Per Share
  Date of	                      Number of			                   (excluding
Transaction	              Shares Purchased/(Sold)		        Commissions, if any)


6/9/95	                         1,000**	 			                      $3.50
6/19/95	                        1,000**		 		                      $3.38
6/23/95	                        1,000 					                       $3.38
8/7/95	                        (14,000)				                       $9.61
8/7/95	                        (21,000)*				                      $9.65
8/7/95	                         (5,000)*				                      $9.61
8/8/95	                         (2,600)**				                     $9.88
8/8/95	                         (2,000)**				                     $9.75
8/8/95	                         (8,000)**				                     $9.31
8/9/95	                         (11,000)				                     $11.75
8/9/95	                          (3,000)					                    $11.63
8/9/95	                         (19,000)*				                    $11.75
8/9/95	                          (2,000)*				                    $11.63
8/14/95	                          (500)	                     				$11.13
8/14/95	                         (7,500)					                    $11.25
8/14/95	                         (1,000)*				                    $11.13
8/14/95	                        (11,000)*				                    $11.25



_________________________________

*	Shares held in an account for the benefit of Mr. Ehrman's spouse.

**	Shares held in an account for the benefit of Mr. Ehrman's daughter.

                                  Schedule H


                              Frederick Ketcher

                      Transactions in the Common Stock

                                                     					    Price Per Share
  Date of	                        Number of			                   (excluding
Transaction	             Shares Purchased/(Sold)		          Commissions, if any)


8/8/95	                           (800)*					                       $9.88
8/9/95	                           (9,000)					                     $11.75



_________________________________

*	Shares held in an account for the benefit of Mr. Ketcher's son.

                                 Schedule I


                                Jonas Gerstl

                    Transactions in the Common Stock

                                                      					    Price Per Share
  Date of	                     Number of			                      (excluding
Transaction	            Shares Purchased/(Sold)		          Commissions, if any)


8/10/95	                       (3,000)					                         $10.75